SOUTHERN SAUCE COMPANY, INC.

May 2, 2008

Joanna Lam
Division of Corporation Finance
Telephone Number: (202) 551-3476
Teleeopier Number: (202) 772-9367

RE:	Southern Sauce Company, Inc.
Form 10-KSB

Dear Ms. Lam:

We are submitting this letter in response to your comments of April 28, 2008, along with the Amended Form 10-KSB for Southern Sauce Company, Inc. (“Company”). This response will follow the lineal order of your letter and each specific area addressed, utilizing the text of your letter as the primary guide:

Report of Independent Registered Public Accounting Firm, page F-1

1.
We note that although Sherb & Co., LLP indicated in their introductory paragraph that they have audited your financial statements for the period from December 1, 2004 (inception) to December 31, 2007, this period is not mentioned when expressing their opinion. If the financial statements for the cumulative period are audited, these should be referred to in the auditor's opinion, following the guidance in AU §S08.08 and Rule 2-02 of Regulation S-X. Otherwise, the introductory paragraph would need to be modified and the cumulative information would need to be labeled as unaudited. In either case, a revised report from the auditor would be appropriate. Please contact us by telephone if you require further guidance or clarification.

Response: We have submitted a revised Report.

In connection with responding to your comments, the Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initialed by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ John Vogel
John Vogel
Chief Executive Officer
Southern Sauce Company, Inc.